EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Supplementary report - certification to conduct a claim as a class action against Bezeq International

Further to the Company’s report of December 11, 2011, and the description in section 4.15.1(b) of Chapter A (Description of the Company’s Business Affairs) of the Company’s 2014 periodic report regarding a claim and class action certification motion for approximately NIS 120 million, which was filed against the subsidiary Bezeq International Ltd. (“Bezeq International”) on grounds that in October 2011 Bezeq International failed to provide its Internet customers with the connection speed it had undertaken in the contract, notification is hereby provided that the Company was notified by Bezeq International that the court had granted certification to conduct the claim as a class action.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.